UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Meta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

593134N104

(CUSIP Number)

June 28, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89102U103	13G	Page 1 of 4

1	NAMES OF REPORTING PERSON(S) Nova Scotia Innovation Corporation (Operating as: Innovacorp)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,632,641
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,632,641
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,632,641
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.558% (*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*) Based on 284,109,435 shares of common stock of Meta Materials, Inc. (the “Company”) outstanding as June 28, 2021, being the effective date of the amalgamation arrangement between Torchlight Energy Resources and Metamaterial Inc. as reported by the Company as disclosed on the Form 8-K filed by the Company with the SEC on June 21, 2021, taking into account a 2:1 reverse split implemented by the Company on June 28, 2021

CUSIP No.	89102U103	13G	Page 2 of 4

Item 1(a). Name of Issuer:

Meta Materials, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of Meta Materials Inc., 1 Research Drive, Dartmouth, Nova Scotia Canada B2Y 4M9.

Item 2(a). Name of Person Filing

Nova Scotia Innovation Corporation (Operating as: Innovacorp)

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Nova Scotia Innovation Corporation is 400 – 1871 Hollis Street, Halifax, Nova Scotia, Canada B3J 0C3.

Item 2(c). Citizenship:

Nova Scotia, Canada

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

59135N104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

18,632,641 shares of common stock of Meta Materials, Inc.

(b)	Percent of class:

6.558% of the outstanding shares of common stock of Meta Materials, Inc.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

18,632,641 shares of common stock of Meta Materials, Inc.

CUSIP No.	89102U103	13G	Page 3 of 4

(ii) Shared power to vote or to direct the vote:

0 shares of common stock of Meta Materials, Inc.

(iii) Sole power to dispose or to direct the disposition of:

18,632,641 shares of common stock of Meta Materials, Inc.

(iv) Shared power to dispose or to direct the disposition of:

0 shares of common stock of Meta Materials, Inc.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.	89102U103	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVA SCOTIA INNOVATION CORPORATION

Dated: July 7, 2021	By:	/s/ Malcolm Fraser
Name: Malcolm Fraser
Title: President and Chief Executive Officer